CONSENT OF STIFEL GMP

We hereby consent to the incorporation by reference in this Report of Foreign Issuer on Form 6-K (the "Form 6-K") of Lithium Americas Corp. (the "Company") of our fairness opinion dated May 15, 2023 (the "Stifel GMP Fairness Opinion") as to the fairness of the consideration receivable under the arrangement agreement dated May 15, 2023 by and between the Company and 1397468 B.C. Ltd., from a financial point of view, by the Company shareholders appearing in the management information circular included in this Form 6-K being filed with the United States Securities and Exchange Commission and incorporated by reference in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed with the United States Securities and Exchange Commission on February 9, 2023 and any amendments thereto (the "Form F-10"). We also consent to the inclusion of summaries of the Stifel GMP Fairness Opinion and all references to the Stifel GMP Fairness Opinion in the documents incorporated by reference in the Form 6-K and the Form F-10.

We also consent to the references to us contained in the Form 6-K, Form F-10 and in the documents incorporated by reference therein.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

/s/ Stifel Nicolaus Canada Inc.
Stifel Nicolaus Canada Inc.
Date: June 23, 2023